Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Niclas Mika – Corporate Communications - +31 6 201 528 63 – Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML posts record full-year 2014 sales of EUR 5.86 billion

Announces new EUR 1 bln share buyback program

VELDHOVEN, the Netherlands, 21 January 2015 - ASML Holding N.V. (ASML) today publishes its 2014 fourth-quarter and full-year results.

•	Q4 net sales of EUR 1.49 billion, gross margin 44 percent

•	Full-year 2014 sales at a record EUR 5.86 billion, net profit of EUR 1.2 billion

•	ASML guides Q1 2015 net sales at around EUR 1.6 billion and a gross margin of around 47 percent

•	ASML proposes a dividend of EUR 0.70 per ordinary share for 2014, a 15 percent increase with respect to 2013 and announces a new EUR 1 bln share buyback program

(Figures in millions of euros unless otherwise indicated)	Q4 2014		Q3 2014	FY 2014		FY 2013
Net sales	1,494		1,322	5,856		5,245
...of which service and field option sales	409		438	1,613		1,252

Other income (Co-Investment Program)	20		20	81		64

New systems sold (units)	30		24	116		142
Used systems sold (units)	5		6	20		15
Average Selling Price (ASP) of net system sales	31.0		29.5	31.2		25.4

Net bookings	1,387	*	1,397	4,902	*	4,644
Net bookings (units)	51	*	47	157	*	166
ASP of booked systems	27.2	*	29.7	31.2	*	28.0
Systems backlog	2,772	*	2,406	2,772	*	1,953
Systems backlog (units)	82	*	65	82	*	56

Gross profit	657		578	2,596		2,177
Gross margin (%)	44.0		43.7	44.3		41.5

Net income	305		244	1,197		1,015
EPS (basic; in euro)	0.70		0.56	2.74		2.36

End-quarter cash and cash equivalents and short-term investments	2,754		2,685	2,754		3,011

*)	As of Q4 2014 our net bookings and systems backlog include NXE:3350B orders. For the definition of our net bookings and system backlog see footnote 4 of our U.S. GAAP Consolidated Financial Statements.

A complete summary of U.S. GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement

“Our 2014 fourth-quarter net sales came in ahead of guidance, as the memory sector was stronger than we expected. Full-year sales rose 12 percent from 2013 to a record EUR 5.86 billion, gross margin was up almost 3 percentage points to 44.3 percent, while earnings per share increased by 16 percent to EUR 2.74 per share. Looking ahead to H1 2015, we expect both our sales to the memory segment and our service and field option business to continue to be strong and sales to the logic segment to increase from H2 2014 to H1 2015, underpinned by the EUR 2.8 billion backlog,” ASML President and Chief Executive Officer Peter Wennink said.

“As extensively discussed during our investor day in November, our EUV program in 2015 will focus on continuing the encouraging progress in productivity and in shipping our fourth-generation EUV tools, the NXE:3350B,” Wennink said.

2014 Product Highlights

•	We successfully ramped our newest immersion system, the NXT:1970Ci and shipped 51 systems

•	Our TWINSCAN immersion systems set new productivity records: two systems each imaged more than 1.5 million wafers in a 12-month period

•	A total of seven NXE:3300B EUV systems were in the field by end-2014

•

On the NXE:3300B systems we achieved the 500-wafer-per-day target that our customers have set for end-2014 and demonstrated stable source operation at 80 W running continuously for 24 hours at a customer site

•

TSMC ordered two NXE:3350B EUV systems for delivery in 2015 with the intention to use those systems in production. In addition, two NXE:3300B systems already delivered to TSMC will be upgraded to NXE:3350B performance.

•	The ramp in shipments of our YieldStar metrology tool continued, with a total of 199 systems shipped to all major customers

Outlook

For the first quarter of 2015, ASML expects net sales of around EUR 1.6 billion, a gross margin of around 47 percent, R&D costs of about EUR 260 million, other income of about EUR 20 million — which consists of contributions from participants of the Customer Co-Investment Program — and SG&A costs of about EUR 83 million.

Dividend and new Share Buyback Program

Given ASML’s strong financial position and cash flow prospects, ASML intends to continue to return excess cash to shareholders through dividends and share buyback programs in accordance with our policy, thereby supporting its shareholders in their continued investment in the company.

ASML intends to increase the dividend per ordinary share by 15 percent compared with last year. Therefore, we will submit a proposal to the 2015 Annual General Meeting of Shareholders (AGM) to declare a dividend in respect of 2014 of EUR 0.70 per ordinary share (for a total amount of approximately EUR 300 million), compared with a dividend of EUR 0.61 per ordinary share paid in respect of 2013.

ASML also announces a new share buyback program, to be executed within the 2015-2016 timeframe. As part of this program, ASML intends to purchase up to EUR 750 million of shares which it intends to cancel upon repurchase. In addition, ASML intends to purchase as part of this program up to 3.3 million shares to cover employee stock and stock option plans. This buyback program will start on 22 January 2015, and at current share price these intended repurchases represent a total value of approximately EUR 1 billion.

The share buyback program will be executed within the limitations of the existing authority granted by the AGM on April 23, 2014 and of the authority granted at future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML’s website (www.asml.com/investors) on a weekly basis.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Press conference

A press conference hosted by CEO Peter Wennink and CFO Wolfgang Nickl will be held at our office in Veldhoven at 11:00 AM Central European Time / 05:00 AM U.S. Eastern time. An audio webcast of the press conference is available on www.asml.com, along with a presentation and a video statement of CEO Peter Wennink.

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. Dial-in numbers are: in the Netherlands +31 20 716 8295 and the US +1 646 254 3388 (no confirmation code needed). Listen-only access is also available via www.asml.com

2014 Annual Reports

ASML will publish its 2014 Annual Report on Form 20-F, Statutory Annual Report, Corporate Responsibility Report and Remuneration Report on 11 February 2015. The reports will be published on our website at www.asml.com.

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of 31 December 2014, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 31 December 2014 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected trends, systems backlog, IC unit demand, expected financial results, including expected or potential sales, other income, gross margin and expenses, tool orders and expected shipment of tools, productivity of our tools and systems performance, including TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, our proposed dividend for 2014 and our intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with the Cymer acquisition and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.